SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the

Securities Exchange Act of 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J 10 8

(CUSIP Number of Class of Securities)

Richard K. Williams

President, Chief Executive Officer and Chief Technical Officer

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark L. Reinstra, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing includes the following document relating to the proposed acquisition of Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI”), by Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), pursuant to the terms of an Agreement and Plan of Merger dated as of May 26, 2011 and as amended November 30, 2011, by and among Skyworks, PowerCo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Skyworks, and AATI: a joint press release issued by AATI and Skyworks dated November 30, 2011.

FINAL

SKYWORKS Media Relations: Pilar Barrigas 949-231-3061	ANALOGICTECH Public Relations: Matt Sherman / Andrew Siegel / Jillian Palash Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

Investor Relations: Stephen Ferranti 781-376-3056	Lisa Laukkanen The Blueshirt Group 408-737-4788

Investor Relations: Ashok Chandran 408-330-1400

Skyworks Solutions and Advanced Analogic Technologies

Announce Amended Merger Agreement

Skyworks to Acquire AnalogicTech for $5.80 Per Share in Cash;

Tender Offer to be Commenced within Seven Business Days

Transaction Expected to be Completed in January 2012

WOBURN, Mass. and SANTA CLARA, Calif., November 30, 2011 — Skyworks Solutions, Inc. (“Skyworks”) (NASDAQ: SWKS) and Advanced Analogic Technologies, Inc. (“AnalogicTech”) (NASDAQ: AATI) today announced that the two companies have amended their previously announced merger agreement. Under the terms of the revised merger agreement, Skyworks will acquire all of the outstanding shares of AnalogicTech for $5.80 per share in cash through a tender offer that Skyworks intends to commence within seven business days. The companies expect the transaction to be completed in January 2012.

Skyworks intends to finance the tender offer with cash on hand. The tender offer will not be subject to financing and, among other things, will be conditioned upon a majority of the shares of AnalogicTech common stock outstanding being tendered and no injunctions being issued prohibiting the offer or the merger. AATI has addressed and satisfactorily clarified all issues previously raised by Skyworks. As part of the settlement, the companies have agreed to voluntarily dismiss the claims asserted against each other in the Delaware Chancery Court. Skyworks and AnalogicTech have mutually determined that their respective claims were insignificant in light of the overall value of the transaction.

“Skyworks is pleased to have reached this agreement with AnalogicTech and to be moving forward together,” said David J. Aldrich, president and chief executive officer of Skyworks. “We believe this transaction will enable Skyworks to further capitalize on our strong smart phone, tablet, set-top box and infrastructure positions with an expanded and differentiated product portfolio while accelerating our entry into new vertical markets. Analog power management semiconductors represent a strategic growth market for Skyworks as our customers increasingly demand both ubiquitous wireless connectivity and power optimization across seemingly every kind of electronic platform. With AnalogicTech, Skyworks will be well positioned to address these twin market opportunities by leveraging our broad customer relationships and innovative product portfolios, and increasing operational scale.”

“We believe the revised agreement with Skyworks provides AnalogicTech stockholders with immediate value and certainty for their investment in the Company, while providing important benefits to AnalogicTech’s employees and customers,” said Richard K. Williams, president, chief executive officer and chief technical officer of Advanced Analogic Technologies. “We share Skyworks’ vision of the enormity and growth potential of the analog semiconductor market and continue to believe that together, we can better address customers’ demand for highly integrated power management solutions across a broader range of markets and applications. We look forward to closing this transaction quickly and are committed to ensuring a smooth transition.”

Skyworks noted that the Registration Statement on Form S-4 that had been previously filed with the U.S. Securities and Exchange Commission (SEC) on June 17, 2011, and withdrawn on November 3, 2011 will not be resubmitted for filing.

Skyworks expects the transaction to be earnings accretive in FY12 post synergies and will provide more information during its first fiscal quarter 2012 earnings conference call to be held in January 2012.

In light of the revised merger agreement, AnalogicTech’s Annual Meeting of Stockholders, that was previously scheduled to be held on December 16, 2011, has been postponed until further such notice.

About Advanced Analogic Technologies, Inc.

Advanced Analogic Technologies Incorporated (AnalogicTech), or AnalogicTech, develops advanced semiconductor system solutions that play a key role in the continuing evolution of feature-rich, energy efficient electronic devices. The company focuses on addressing the application-specific power management needs of consumer devices such as mobile handsets, digital cameras, tablets, notebooks, TV and LCD displays as well as devices in a broad range of industrial, medical and telecom applications. AnalogicTech also licenses device, process, package, and application-related technologies. Headquartered in Silicon Valley, AnalogicTech has design centers in Santa Clara and Shanghai, and Asia-based operations and logistics. For more information, please visit www.AnalogicTech.com.

About Skyworks

Skyworks Solutions, Inc. is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications. The Company’s portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, optocouplers, optoisolators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

Headquartered in Woburn, Mass., Skyworks is worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. For more information, please visit Skyworks’ Web site at: www.skyworksinc.com.

Safe Harbor Statement

This news release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation information relating to future results and expectations of Skyworks and AnalogicTech (including without limitation certain projections and business trends). Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will,” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect Skyworks’ and AnalogicTech’s respective future operating results, financial position and cash flows.

Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, AnalogicTech’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers or other business partners; that the parties are unable to successfully implement integration strategies; and other risks that are described in Skyworks’ and AnalogicTech’s respective SEC reports, including but not limited to the risks described in Skyworks’ Annual Report on Form 10-K, as amended, for its fiscal year ended September 30, 2011 and AnalogicTech’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2010, as well as subsequent Quarterly Reports on Form 10-Q.

These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Transaction and Where to Find It

Skyworks will file a Tender Offer Statement on Schedule TO and AATI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) in connection with the amended merger agreement and tender offer. Security holders are advised to read the Tender

Offer Statement and the Solicitation/Recommendation Statement when they are available because they will contain important information. Investors can obtain the Tender Offer Statement when it is filed by Skyworks, the Solicitation/Recommendation Statement when it is filed by AATI, and other documents filed by Skyworks and/or AATI for free at the web site of the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, investors and security holders can obtain free copies of the documents filed by Skyworks with the SEC from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700 or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com, and free copies of the documents filed by AATI with the SEC from AATI by contacting AATI’s Investor Relations at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing Advanced Analogic Technologies’ investor relations website at http://www.analogictech.com.

Note to Editors: Skyworks and Skyworks Solutions are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

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